UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 29, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom
1H10 results

Stéphane Richard, CEO
Gervais Pellissier, Deputy CEO & CFO

July 29th, 2010


orange™

france telecom

cautionary statement

this presentation contains forward-looking statements about France Telecom's business, in particular for 2010 and 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the "Conquests 2015" Action Plan and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

1H10 highlights

Stéphane Richard, CEO

france telecom

orange™

robust H1 while building conquests 2015

- 1H10 results in line with Group's FY expectations
- underlying improvement on revenue trend
- margin erosion contained
- solid commercial performance throughout the Group
- 2010 & 2011 €8bn OCF guidance confirmed
- financial policy unchanged
- strong Board commitment to a 3 year shareholder remuneration policy: €1.40 per share for 2010-2012

the first evidences of conquests 2015

- new shareholder agreement in Egypt, +17 million new customers from 3Q10
- successful launch in Tunisia : 300k customers*

- social contract in France
- Orange campus


our employees
international development
conquests 2015
our networks
our customers

- Orange, the best mobile network, according to ARCEP
- mobile segmented offers in Spain & Poland

- ACE: 17,000 km, 23 countries served

*49% customer base

1H10 solid commercial performance throughout the Group

182 million customers
123 m personal customers
59 m home customers

almost 30 million mobile 3G customers

13 million home broadband customers

3.6 million IP TV customers

21* ROW operations in #1 or 2 position

*out of 27

% yoy

+4% customers — +7% mobile, +17% Africa & Middle East, already 300k in Tunisia**

+30% mobile 3G customers — 32% of French customer base

+2% home broadband customers

+34% IPTV customers

+2 ROW operations in #1 or 2 position — Regained mobile value leadership in Poland

**49% customer base

revenue trend progresses in key geographies

organic revenue growth excluding regulatory impact (yoy in %)

		3Q09	4Q09	1Q10	2Q10	expected 2H trend
France		1.0%	+0.5%	+0.3%	+0.4%	
Spain		-0.2%	1.9%	+2.0%	+2.9%	
Poland		-4.3%	-6.0%	-4.8%	-2.0%	
ROW	European countries	-5.1%	-2.9%	+1.2%	+0.6%	
	Africa & Middle East	+4.6%	+6.8%	+8.1%	+7.9%	
Enterprise		-5.1%	-5.4%	-7.0%	-4.9%	

1H10 financials fully on track with FY guidance

in m€	1H10 actual	1H09 comp basis	var. comp basis	key points
revenue	22,144	22,645	-2.2%	▪ 1H flat excluding regulation with better trend in 2Q at +0.3%, confirming FY expected trend ▪ France still resilient, improvement in Spain and Enterprise
EBITDA	7,745	8,115	-4,6%	▪ EBITDA margin improving trend in 2Q (-0.7pt), confirming FY expected trend
in % of rev	35.0%	35.8%	-0.9pt	
CAPEX	2,114	2,285	-7,5%	▪ CAPEX catch-up in 2Q (+0.8pt yoy at 11.1%) after 1Q impacted by weather constraints
in % of rev	9.5%	10.1%	-0.6pt	
adjusted organic cash flow	3,989	4,069	-2.0%	▪ 1H10 cash flow on track with full year guidance

H1 focus on efficiency results in 300m€ savings vs 2009

cost efficiency €76m	distribution & sales €46m	marketing & advertising €7m
G&A €32m	Group performance €300m o/w OPEX: €270m o/w CAPEX: €30m	customer care €20m
real estate €14m	IT €31m	network €74m

1H10
financial performance

Gervais Pellissier, Deputy CEO & CFO

france telecom

orange™

top line stabilization fuelled by Africa & Middle-East growth

in m€	1H10 actual	1H10 % yoy cb	1H10 % yoy cb excl.reg
Group revenue	22,144	-2.2%	+0.0%
France	11,590	-2.0%	+0.3%
Spain	1,867	-2.3%	+2.5%
Poland	1,963	-7.5%	-3.4%
ROW	3,663	+1.9%	+3.6%
Africa & Middle-East	1,201	+6.8%	+8.0%
European countries	2,184	-1.2%	+0.9%
other	283	+4.3%	+4.7%
Enterprise	3,576	-6.0%	-6.0%



Group
1.6%
0.2%
-1.0%
-0.9%
-0.3%
0.3%
-1.7%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
organic growth
organic growth excl. regulation



Africa & Middle-East
3.0%
5.2%
4.6%
6.8%
8.1%
7.9%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
organic growth excl. regulation

insight

- organic growth excluding regulation turned positive in 2Q at +0.3%
- France confirmed its resilience, Spain and Poland recovering
- Africa & Middle-East still showed strong and positive momentum with a strong growth at +8% in 1H excluding regulatory effects
- Enterprise revenue growth improved in 2Q at -4.9% vs -7% in 1Q

2Q10 positive revenue trend excluding regulation

in m€	2Q10 actual	2Q10 % yoy*	2Q10 % yoy* excl.reg
Group revenue	11,185	-1.7%	+0.3%
France	5,816	-1.8%	+0.4%
personal	2,691	-1.5%	+3.9%
home	3,399	-2.4%	-1.9%
eliminations	(274)		
Spain	945	-1.8%	+2.9%
personal	777	-1.8%	+4.0%
home	168	-1.7%	-1.7%
Poland	993	-4.7%	-2.0%
personal	486	-0.2%	+4.4%
home	570	-8.7%	-7.2%
eliminations	(63)		
ROW	1,885	+1.6%	+3.5%
Enterprise	1,806	-4.9%	-4.9%
I. Carrier & S. Services	394	+2.3%	
eliminations	(655)		

revenue breakdown in 2Q10


2%
15%
16%
49%
9%
8%
France
Poland
Enterprise
Spain
ROW
IC&SS

*yoy on a comparable basis

FY margin target confirmed – erosion under control

	1H10		
	actual	margin	Δ vs 1H09
Group EBITDA	7,745	35.0%	-0.9pt
France	4,660	40.2%	-1.6pt
Spain	365	19.6%	+1.3pt
Poland	723	36.8%	-1.2pt
ROW	1,360	37.1%	-2.4pts
Enterprise	686	19.2%	-0.2pt


France (EBITDA margin)
41.8%
36.8%
40.2%
1H09cb
2H09
1H10


Spain (EBITDA margin)
18.3%
19.3%
19.6%
1H09cb
2H09
1H10

insight

- France EBITDA margin above 40%
- significant improving trend on Spain and Poland
- limited impact on Enterprise margin despite revenue pressure
- ROW margin remained strong overall at 37.1% despite pressure on EBITDA margin on Romania and Slovakia

mobile EBITDA improvements in major geographies offset by regulation

in m€	1H10 actual	1H10 % yoy	1H10 % yoy excl.reg	1H10 margin	1H09 CB margin
Group EBITDA	7,745	-4.6%	-2.6%	35.0%	35.8%
France	4,660	-5.7%	-4.0%	40.2%	41.8%
personal	2,069	-2.5%	+2.6%	38.9%	39.5%
home	2,591	-8.1%	-8.6%	38.1%	40.3%
Spain	365	+4.3%	+12.1%	19.6%	18.3%
personal	377	-1.4%	+9.7%	24.5%	24.3%
home	(12)	na	na	-3.5%	-9.4%
Poland	723	-10.4%	-7.8%	36.8%	38.0%
personal	278	-1.0%	+2.8%	29.5%	27.8%
home	445	-16.4%	-13.4%	38.7%	41.9%
ROW	1,360	-4.2%	-2.3%	37.1%	39.5%
Enterprise	686	-7.0%	-7.0%	19.2%	19.4%
I. Carrier & S. Services	(49)	na		na	na

H1 decreasing fixed OPEX thanks to performance programs

EBITDA evolution in 1H10



-4.6%
o/w +270m€ performance programs impact
8,039
+15
+61
8,115
-185
+6
-208
-78
-57
7,593
+152
7,745
1H09 historical
perimeter
forex
1H09 CB
regul. and new taxes
revenue excl. regul.
interc. cost
labour
commercial & content cost
1H10 before other opex optim.
opex base evol.
1H10

insight

- significant impact of cost management and performance programs
- commercial costs increase driven by change in mix retention/acquisition in most countries and mobile contract value policy
- labour OPEX increase without any cash impact

increased net income over 1H09 before UK JV build up capital gains

in m€	1H10 actual		1H09 historical
EBITDA	7,745		8,039
depreciation & amortization	-3,042		-3,092
impairment of goodwill & assets	-1		-14
share of profit (losses) of associates	12		81
operating income	4,714		5,014
financial result	-968	1	-1,092
tax	-911	2	-1,256
net result of discontinued operations	1,130	3	98
net income	3,965		2,764
minority interests	-240		-203
net income Group share	3,725		2,561

1
- interest charges benefited from lower net debt level compared to 1H09
- cost of debt reduced to 5.45% vs. 6.27% 1H09

2
- drop on tax due to deferred tax asset increase in 1H10

3
- mainly net result from the UK JV build up

- reminder : ECMS, Getesa, Mauritus Telecom equity method starting jan. 1st. UK from discontinued operations to equity method

CAPEX ramp-up in 2Q10 especially in France & Poland

in m€	1H10 actual	1H10 2Q vs 1Q	1H10 CAPEX to sales	1H10 var.vs 1H09
Group	2,114	+366	9.5%	-0.6pt
France	1,106	+84	9.5%	+1.3pt
Spain	164	+37	8.8%	-0.7pt
Poland	179	+79	9.1%	-1.5pt
ROW	390	+66	10.6%	-2.8pts
Enterprise	143	+21	4.0%	+0.4pt
IC&SS	132	+80	n/a	n/a

CAPEX split by sector



-7%
2,285
2,114
France
Spain
Poland
ROW
Enterprise
IC&SS
42%
8%
10%
21%
6%
13%
52%
8%
8%
18%
7%
6%
1H09CB
1H10

insight

- in France, speed-up of 3G investments dedicated to the extension of coverage (91% of population coverage, +13pts vs. 2Q09 in line with the Arcep obligation); Orange 1st operator in terms of quality of service*
- increase of IT investments related to transformation and the launch of new offers (Quad Play) mainly in France and Enterprise
- in Poland, important catch-up after the exceptional weather conditions in 1Q, DSL coverage program related to UKE arrangement ramping up and on track
- ROW CAPEX decreased in 1H10 after massive investments in 2009 due to new operations

*source ARCEP

FY CAPEX target around 12% confirmed - serving mobile data growth

in m€	1H10 actual	1H10 Δ yoy	insight
wireless access network	409	+3%	▪ speed up of 3G investments in most European countries, mainly in France ▪ 2G optimization reflecting network maturity except in Africa
wireline access network	404	-10%	▪ delay in Poland due to weather constraints
core & transmission network	309	-27%	▪ high roll-out in new operations in 2009
CPE's	180	-7%	▪ CPE investments in line with activity
IT	467	+6%	▪ transformation programs, launch of new offers mainly in France, Poland and Enterprise
service platform	156	-7%	▪ H1/H2 different phasing in 2010 vs 2009 despite significant investments in content aggregation & distribution platforms on a FY basis
shops, real estate & other	190	-11%	▪ optimization of our own distribution network

cash flow in line with FY guidance

in m€	1H10		1H09*
EBITDA – CAPEX (incl. UK in 1Q)	5,698		6,117
net interest expense cash out	-1,050	1	-638
income taxes cash out	-270		-255
change in WCR	-592	2	-319
licences & spectrum	-303	3	-4
variation of fixed assets suppliers	-372	4	-766
proceeds from sale of assets	23		58
other (cash and non cash items)	-394	5	-124
- o/w early retirement plan cash out	*-178*		*-265*
organic cash flow, consolidated	2,740		4,069
- organic cash flow, Group share	*2,511*		*3,901*
- organic cash flow, minorities share	*229*		*168*
litigation "Taxe Pro" and French licence	1,249	6	
adjusted organic cash flow	3,989		4,069

1
- in 2009, TDIRA repurchase and currency swap unwinding: positive exceptional impact of €563m
- decrease of net interests in 2010

2
- WCR improved due to a better cash collection and a higher level of activity, more than offset by taxe professionnelle payment of 964m€

3
- includes €285m French 3G spectrum paid in June 10

4
- in 2009, CAPEX reduction impacted on fixed asset suppliers

5
- includes the impact of the euro decrease on foreign exchange coverage

6
- 964m€ of taxe professionnelle litigation and 285m€ of 3G spectrum in France

*2009 restated on 2010 perimeter

net debt/EBITDA* ratio within mid term target confirming Group debt financial policy


in m€
33,941
-1,407
32,534
-3,989
+285
+2,117
+290
+165
-1,405
-105
29,892
net debt / EBITDA 1.97
net debt / EBITDA 1.95
net debt / EBITDA restated* 1.86**
o/w 625m£ repaid by DT on 01/04/10
o/w 625m£ loan receivable Everything Everywhere included in net debt
o/w Jordan Telecom € 54m
o/w Mobistar € 82m
o/w Sonatel Group € 143m
Published closing net debt 12/09
adjustment on equity method, (including commitment on ECMS offer)
opening net debt 01/10
organic cash flow (without taxe professionnelle litigation & 3G spectrum in France)
acquisitions 3G spectrum in France
dividends
minorities remuneration
acquisitions & disposals
Everything Everywhere integration
others
closing net debt 30/06/10

* EBITDA restated from TPUIE dispute, senior part time plan, and including 50% of EBITDA of Everything Everywhere net debt includes 50% of Everything Everywhere net debt

** the proforma ratio would be 1.98x taking into account the agreement with Orascom Telecom

debt management: France Telecom continues to optimize its debt and to enjoy a very strong liquidity

Group liquidity position


in bn €
13.9
17.6
credit lines
cash*
10.1
3.8
9.5
8.1
FY09*
1H10

* including bank overdrafts, **published liquidity position

insight

- very strong liquidity position at approx. 18bn€, mainly due to concentration of redemptions in 2H 2010 and 1Q 2011
- best-in-sector refinancing conditions
  - 1.8bn€ raised in 2010 at a 3.54% average cost
  - diversification on the Samurai market (0.5bn€ equivalent)
  - debt optimisation: 0.2bn€ opportunistic bond buy back

gross debt* repayments at the end of June


in bn €
bonds
bank loans & other
3.4
2.6
4.4
4.1
2.9
2.6
4.2
3.9
21.0
20.0
2H 2010
2011
2012
2013
>2014

*gross debt excluding TDIRA, excluding commitment on ECMS offer, excluding current refinancing (commercial papers, securitization and bank overdrafts), excluding derivatives and excluding collateral cash

debt structure

Moody's / S&P rating	A3/A-
% of net debt with a fixed rate	109%
% of bond debt in € (before derivatives)	62%
% of gross debt in bonds	90%
average maturity of net debt	7.7 years
average cost of gross debt 1H10*	5.45% vs 6.27% 1H09

*published average cost of net debt for 1H10, 6.59% vs 6.61% 1H09

1H10 business performance

Delphine Ernotte, executive VP – Deputy Head of Orange France

Gervais Pellissier, Deputy CEO & CFO

france telecom

orange™

1H10 France financials

stabilized revenue excl. regulatory impacts, controlled EBITDA margin

1H10 key financials*
(revenue +0.3% excl. regulatory impacts)

in m€	2Q10	var	1H10	var
revenue	5,816	-1.8%	11,590	-2.0%
personal	2,691	-1.5%	5,315	-1.2%
home	3,399	-2.4%	6,808	-2.8%
EBITDA margin			40.2%	-1.6pt
personal			38.9%	-0.6pt
home			38.1%	-2.2pts

1H10 personal revenue*: -1.2%
(+4.0% excl. regulatory impacts)



in m€
5 379
+177
-268
-212
+220
+19
5 315
1H 09CB
customer base
regulatory impact
voice
non-voice
equipments & others
1H10

insight

- 1H revenue trend +0.3% excluding regulatory impacts, thanks to mobile data, MVNOs and ULL partially balanced by PSTN
- mobile customer base sustained revenue excluding regulation (+4.0%), non voice revenue contribution accelerated in 2Q
- broadband revenue not enough to offset PSTN decline
- EBITDA decrease due to revenue erosion and regulation

1H10 home revenue*: -2.8%
(–2.0% excl. regulatory impacts)



in m€
7,003
-291
+150
-54
6,808
1H09 CB
PSTN
broadband
wholesale & other
1H10

* yoy on CB

1H10 personal France KPIs
a stable market share, value mix improved

Orange market share evolution*



market share incl MVNO
market share excl MVNO
46.6%
46.6%
46.4%
47.1%
47.1%
47.1%
43.3%
42.9%
42.7%
43.1%
42.8%
42.7%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

customer base and mix

in millions



contract
prepaid
25.1
25.3
25.4
26.3
26.2
26.2
68.2%
68.5%
69.3%
68.1%
69.1%
69.8%
31.8%
31.5%
30.7%
31.9%
30.9%
30.2%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

insight

- stable market share incl MVNO at 47.1%
- mix of contract customer still increasing: +209k net additions in 2Q10 thanks to origami offers and iPhone performance (266k iPhone sold in 2Q)
- ARPU increase excluding regulation +0.7%
- non-voice ARPU grew by 15.5% with:
  - sms still booming (traffic +74.2% yoy)
  - non sms revenue boosted by browsing and streaming usage

annual rolling mobile ARPU** evolution

in €



-4.4% and
+0.7% excl. regulation
data
sms
voice
409
51
47
311
+15.7%
+14.9%
391
59
54
278
1H09
1H10

*company estimates, ** ARPU excluding Machine to Machine (revenue and customer base) and insurance revenue added

1H10 home France KPIs

stable broadband share of conquest in 2Q

quarterly broadband ARPU



in €
access
naked DSL access
services
+4.6%
35.0
35.1
36.2
36.2
36.6
18.6
18.6
19.0
18.2
18.1
8.8
9.1
9.4
10.1
10.8
7.6
7.4
7.8
7.9
7.7
2Q09
3Q09
4Q09
1Q10
2Q10

ADSL market share & conquest share*



ADSL market share
ADSL net adds
49.2%
48.7%
48.3%
47.8%
47.0%
46.5%
42.6%
26.0%
28.5%
29.2%
14.1%**
15.5%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

insight

- broadband ARPU growing by 4.6% at €36.6
  - mix evolving with more naked DSL customers
  - Pay TV customer base at 1687 k vs 1619 k end of March 10: Orange Cinema Series + Orange Sport totalized ~752 k subs.
- stable net adds ADSL market share in 2Q vs 1Q:
  - marketing initiatives perceivable from June 10
  - orange cross-selling should accelerate recovery in 3Q
- fixed line market stabilized vs. dec 09 thanks to wholesale net adds

fixed line market



wholesale lines
FT retail lines
+1%
28.8
29.2
29.4
29.5
+0.8m
-0.8m
7.0
7.8
8.6
9.4
21.8
21.4
20.8
20.0
FY08
1H09
FY09
1H10

*company estimates ** 0% after customer base cleaning

broadband action plan aims to recover around 30% share of net adds during 2H10


best enriched adsl offer in the market
Quad offer launch planned in august
limited edition on fibre for dense areas
channel mix optimization
get
improve Orange net sales on broadband market
keep
identification and securization of fragile customers
improvement of our customer's house moving experience
optimization of retention process
key enablers
cross selling
boxes renewal policy
bandwidth opitimization
short-term impact
gross adds improvement
mid-term impact
churn decrease

1H10 Spain financials
confirmation of improving trends

1H10 key financials *
(revenue +2.5% excl. regulatory impacts)

in m€	2Q10	var	1H10	var
revenue	945	-1.8%	1,867	-2.3%
personal	777	-1.8%	1,536	-2.2%
home	168	-1.7%	331	-2.9%
EBITDA margin			19.6%	+1.3pt
personal			24.5%	+0.2pt
home			-3.5%	+5.9pts

1H10 personal revenue*: -2.2%
(+3.7% excl. regulatory impacts)



in m€
1,570
+48
-88
-3
+8
+1
1,536
1H09 CB
customer base
regulatory impact
voice
non-voice
MVNOs, equipment & others
1H10

insight

- 1H10 mobile revenue benefited from mobile contract customers base increase
- 1H10 home revenue -2.9%, still impacted by the consequences of the economic slowdown (B2B decline)
- EBITDA +4.3% thanks to reduced losses in home mostly from lower access costs (improved ADSL mix)

1H10 home revenue*: -2.9%



in m€
341
-3
-3
-9
+5
331
1H09 CB
PSTN
broadband
entreprise
wholesale & other
1H10

* yoy on CB

1H10 Spain personal KPIs

contract net adds supporting revenue

mobile net adds

in thousands


contract
prepaid
x3
51
1
33
10
127
24
120
138
90
32*
76
61*
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

customer base and mix

in thousands


contract
prepaid
11,469
6,495
4,974
+5.1%
11,294
6,823
4,472
1H09
1H10

insight

- improved net adds in 1H10 (x2.7) notably due to churn reduction (-0.5pt). contract customer base increased by +5.1%
- prepaid customer base impacted by law requiring customers identification (-842 k total base cleaning in 1H10)
- ARPU -1.3% excluding regulatory impact. Data ARPU increased thanks to mobile broadband penetration (475 k 3G dongles end of 1H10, +93%). iPhone launch in 2H to accelerate the trend

annual rolling mobile ARPU evolution

in €


data
sms
voice
-5.7% and
-1.3% excl. regulation
281
20
22
240
+20.1%
265
23
20
221
1H09
1H10

* -416 in 1Q and -333 in 2Q after cleaning due to data retention law for customers identification,
** ARPU excluding Machine to Machine (revenue and customer base) and insurance revenue added

1H10 Spain home KPIs
improved DSL mix and increased VoIP penetration

Orange ADSL interconnection margin


in m€
ADSL interconnexion margin
EBITDA
51.8%
56.5%
62.9%
67.6%
-86
-33
-32
-12
2H08
1H09
2H09
1H10

fixed broadband customers


in thousands
bitstream
partial ULL
full ULL
1,135
240
509
385
1,083
213
330
540
+40%
1H09
1H10

insight

- ADSL customer base decreased by -4.6% but:
  - mix improved, with full ULL increased by +40%
  - strong decrease of churn rate (-5.4 pts)
- limited revenue decline thanks to better ARPU. ARPU driven by full ULL service penetration (+16pts, at 49.9% of the base)
- significant EBITDA improvement deriving from both interconnection margin (+11.1 pts) and opex reduction. Breakeven confirmed over FY10

quarterly broadband ARPU


in €
access
services
+3,9%
29,3
30.7
30.6
31.0
31.3
31,9
24.4
25.0
25.1
25.7
26.0
26.7
5.0
5.7
5.5
5.3
5.3
5.2
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

1H10 Poland financials

full-year guidance raised, revenue trend improvement in 2Q

1H10 key financials*
(revenue -3.4% excl. regulatory impacts)

in m€	2Q10	var	1H10	var
revenue	993	-4.7%	1,963	-7.5%
personal	486	-0.2%	941	-4.7%
home	570	-8.7%	1,149	-9.6%
EBITDA margin			36.8%	-1.2 pt
personal			29.5%	+1.7 pt
home			38.7%	-3.2 pts

1H10 mobile revenue: -4.7%*
(+1.9% excl. regulatory impacts)



in m€
988
+1
-64
+10
+4
+2
941
1H09 CB
customer base
regulatory impact
voice
non voice
equipment & others
1H10

insight

- personal revenue trend improvement in 2Q v 1Q with lower regulatory & pricing pressures and strong growth in the customer base
- home revenue trend improved slightly, helped by a lower rate of line losses but still impacted by Nov09 regulated cut (-21%) in fixed-to-mobile prices
- EBITDA margin erosion limited to -1.2 pt due to solid cost management
- FY net CF guidance increased

1H10 home revenue: -9.6%*
(-7.2% excl. regulatory impacts)



in m€
1,271
-105
-8
-9
1,149
1H09 CB
PSTN
internet
wholesale & other
1H10

* yoy on CB

1H10 Poland personal KPIs

improved customer base mix in a mature and competitive market

Orange market share evolution*



volume market share
value market share
32.1%
31.1%
30.8%
31.0%
30.8%
31.5%
31.9%
31.0%
30.8%
30.5%
30.6%
30.5%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

mobile customer base mix (000')

in thousands



contract
prepaid
+1.9%
13,768
14,029
47%
6,450
+5.3%
6,791
48%
53%
7,318
7,238
52%
1H09
1H10

insight

- improved value market share in a very competitive market
  - better customer mix with high-ARPU contract customers helped by the new "Animals" (contract net additions of +79 k in Q2)
  - very strong pre-paid performance of +176 k in Q2
  - mobile broadband base up by +20% yoy
- 6.4 million customer devices (46%) are now mobile broadband enabled (2.5/3G)

annual rolling mobile ARPU evolution

in PLN



non-voice
voice
-4.3%
541
518
24%
131
+2.3%
134
26%
76%
410
-6.1%
385
74%
1H09
1H10

* company estimates

1H10 Poland home KPIs

increased take-up in Livebox usage & TV customers

fixed line market


in thousands
wholesale
retail
8,750
8,613
8,475
8,355
8,202
8,105
1,030
1,127
1,220
1,323
1,360
1,434
7,720
7,486
7,255
7,033
6,841
6,671
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

broadband retail customers (000's)


in thousands
CDMA & Orange BSA
ADSL direct retail
2,242
2,267
2,277
2,272
2,261
2,261
127
151
176
201
222
239
2,115
2,116
2,101
2,071
2,039
2,022
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

insight

- economic slowdown delaying the take-up of broadband services but broadband recovery program expected to deliver in 2H
- the number of active fixed lines (excl. LLU) continues to decline, due to fixed-to-mobile substitution, but at a slower rate
- further increases in internet feature usage with Livebox penetration now at 37% of the retail ADSL base and TV client based up to 453 k

Livebox and TV client base


in thousands
+21%
614
741
29%*
37%*
1H09
1H10
Liveboxes
+90%
453
20%**
113
11%**
239
95
340
144
1H09
1H10
IPTV
TVoSAT

*:% of ADSL direct retail, **:% of broadband retail customers

1H10 Rest Of the World financials

sustained growth in Africa & Middle East, value protection in Eastern Europe

1H10 revenue* : +1.9%

in m€	2Q10	var	1H10	var
total ROW	1,885	+1.6%	3,663	+1.9%
Africa & Middle East	615	+6.4%	1,201	+6.8%
European countries	1,124	-1.6%	2,184	-1.2%
other countries	149	+6.8%	283	+4.3%
eliminations	-3		-6	

1H10 EBITDA* margin: -2.4pts



in m€
1,419
39.5%
1,360
37.1%
1H09CB
1H10

insight

- Africa & Middle East: +6.8% growth driven by Western Africa countries (Ivory Coast, Mali, Cameroon), and by new operations (Niger, Uganda)
- European countries revenues: slowdown by -1.2% (excl. regulatory effects, revenues up by 0.9% thanks to mobile data growth) mainly driven by :
  - revenue decrease in Romania (-8.8%) and Slovakia (-8.0%). However both countries showed a better performance in 2Q (respectively +4% and +3.8% vs Q1), preserved their value leadership and maximized profitability.
  - sustained strong performance of Mobistar (+3.9%) and Moldova (+11.1%) partially offset this decrease. Switzerland performance satisfactory despite lower handset revenue and unfavourable yoy phasing in visitor roaming in 2Q vs 1Q (2Q service revenue 1,2%*)
- EBITDA margin down by -2.4pts, mainly due to the downturn in Romania (-€45m) and Slovakia (-€12m).

* yoy on CB

1H10 Rest Of the World KPIs

mobile customer base milestones reached:
4 million in Ivory Coast, 3 million in Cameroon

mobile customer base
(in million)

	mobile customer base	growth yoy
total	58.1	12%
Romania	10.5	1%
Egypt	9.5**	14%
Ivory Coast	4.2	4%
Belgium+Lux	3.7	1%
Cameroon	3.0	26%
Dominican Rep.	2.9	10%
new operations	1.0	n/a***
other countries	23.3	14%

Orange customer base growth Africa & middle-east geographies*

fixed/ Internet / mobile

mobile only



africa and middle-east markets +17,3%

insight

- strong growth in customer base driven by emerging markets
- new operation: Orange Tunisia launched in 2Q offering mobile, fixed and internet services, becoming the first convergent operator in the country. One year 3G exclusivity
- launch of Orange money in Senegal, Mali and Madagascar. Total ROW subscribers around 375k
- 3G launch in Jordan and Mali
- ACE cable construction launched on June 7th to serve 23 countries. Total investment of 700m$ out of which 228m$ for FT and its subsidiaries over 2 years

* yoy on a comparable basis ** Egyptian customer base reflects 36% economic holding ***operations opened since jan. 09 (Tunisia, Armenia, Uganda)

ECMS / Mobinil full consolidation in 2H10

closing confirmed

- as announced in 1Q10, closing signed on July 13th 2010 for a global settlement price of 300m$
- global consolidation, including Linkdotnet which was acquired by ECMS on July 4th 2010

2Q trends

- 2Q financial figures presented by ECMS reflected strong regulatory pressures and a highly competitive market
- FT will work to restore commercial and financial performance from 2H

1H10 enterprise financials

improved 2Q revenue trend, focus on EBITDA margin

1H10 key financials*

in m€	2Q10	var	1H10	var
total enterprise	1,806	-4.9%	3,576	-6.0%
legacy	664	-11.8%	1,341	-12.7%
others, incl. ERS	217	+3.0%	410	-3.2%
advanced	576	-0.7%	1,149	+0.6%
extended	349	-2.0%	675	-3.6%
EBITDA margin			19.2%	-0.2 pt

1H10 EBITDA*



in m€
737
19.4%
686
19.2%
1H09 CB
1H10

insight

- slight improvement in revenue trend with 2Q at -4.9% versus -7.0% in 1Q
  - business network legacy: revenues still impacted by migrations to new technologies and customer rationalization moves – similar to 1Q
  - others, incl. ERS: improving trend driven by Broadcast services at +4.6% in 1H and a more limited decline in equipment resale
  - advanced business services: slowdown in 2Q due to IPVPN reaching maturity offsetting double-digit growth in VoIP & high-speed solutions
  - extended business services: improving trend in 2Q (-2.0%) after -5.2% in 1Q, reflecting a slight pick-up in integration and projects
- despite the revenue shortfall, the EBITDA margin decrease is limited and remained at the high-end of the industry range thanks to:
  - improved margins on both connectivity & services
  - tight management of variable costs

* yoy on CB

1H10 enterprise KPIs

encouraging trends on services and continuous growth of broadband offers

extended business services revenue growth*



9.3%
2.9%
-0.8%
-3.2%
-5.2%
-2.0%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

"transformation" revenue now represents over 50% of total revenue



advanced business networks
extended business services
46%
48%
51%
1,083
1,083
1,149
676
684
675
1H09
2H09
1H10

XoIP connections in France



in thousands
+54%
26
40
1H09
1H10

ethernet & other high-speed connections in France



in thousands
+18%
9.5
11.3
1H09
1H10

* on a comparable basis

outlook and conclusion

Gervais Pellissier, Deputy CEO & CFO

Stéphane Richard, CEO

2H10 marketing and action plan

	personal	home
France	▪ continued segmented and value policy ▪ stimulate data revenue and smartphone equipment rate ▪ confirm Internet Everywhere as the reference offer for mobile Internet ▪ optimize retention policy	▪ best enriched ADSL offer since june ▪ leverage fibre to increase share of net adds in dense areas ▪ optimize channel mix
	▪ cross-sell marketing operations ▪ quality of service ▪ launch quadruple play offer	
Spain	▪ launch of iPhone ▪ improve loyalty programs using smartphones ▪ consolidate momentum of animals tariffs launch ▪ stimulate pre-paid sales and usage	▪ capture growth through new triple play offers and fixed-mobile bundles ▪ improve performance of controlled channels
Poland	▪ continue with animals segmented approach ▪ stimulate growth of prepay ARPU	▪ develop retention toward PSTN customers ▪ stabilize broadband customer base through new pricing and bundles (passed margin squeeze test)
ROW	▪ reinforce adoption of smartphones ▪ ensure sustainable development of mobile broadband ▪ Orange Money implementation ▪ 3G roll out to boost mobile data ▪ roll out of segmented approach	▪ implement quadruple play offers to capture additional growth ▪ best quality network ▪ improve Internet experience
Enterprise	▪ develop new services (video, cloud computing, etc) to help customers improve their own efficiency	

confirmed 2010 business trends & guidance

revenue	▪ underlying trend will be flat ▪ expected regulatory measures will impact revenue by almost €1bn	☑
EBITDA margin	▪ -1pt max of EBITDA margin erosion	☑
CAPEX rate	▪ around 12% of revenue	☑
organic cash flow	▪ 2010 & 2011 €8bn guidance confirmed ▪ €8bn guidance in 2010: – excluding licenses & spectrum – excluding litigation on "Taxe Professionnelle" and other exceptional items	☑

use of cash policy for 2010-2012: 3 year commitment to shareholders

- commitment of a €1.40 dividend per share for each fiscal year 2010 to 2012
  - dividend for fiscal year n to be paid in year n+1, with interim dividend paid in year n
  - subject to GA approval and board resolution
  - consistent with organic cash flow generation and leverage targets
  - new employees shareholder program
- stable interim dividend of €0.6 per share will be paid on September 2nd, 2010
  - ex-dividend date: August 30th, 2010 in the morning
  - record date: September 1st , 2010 in the evening
  - payment date: September 2nd, 2010
- the resulting room for manoeuvre created will be used for disciplined / value creative M&A while maintaining our medium term target of 2x net debt to EBITDA ratio

M&A policy: to increase the weight of growth assets in corporate portfolio

- two focus areas:
  - emerging markets, with focus in AMEA to capitalize on existing footprint
    - target is to double revenues within 3-5 years (FY09 revenues were €3.4bn including Egypt)
    - revenues growth within current perimeter assumed 5-6% CAGR
    - approx. €2.5bn of new revenues acquired externally for a net total €5-7bn consideration
  - consolidation in markets where we already operate (consumer and enterprise markets)
- neither transformational nor equity deal envisaged
- market leadership objective of #1 or #2 position throughout the Group

towards a compelling equity story

first half 2010

- conquests 2015 collective ambition defined
- 1H10 solid financial and commercial results

- social contract in place
- new shareholder contract (€1.40 dividend for next 3 years)

second half 2010

- 2011-2015 new strategic plan

- UK JV (everything everywhere™) investor day :

  September 28th

- 3Q10 results:

  October 28th